
03025615


SEC MAIL
RECEIVED
PROCESSING
JUN 2 7 2003
WASH. D.C.
188
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ________________.

Commission File No. 333-49981

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Cincinnati Financial Corporation
6200 South Gilmore Road
Fairfield, OH 45014

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CR

REQUIRED INFORMATION

Items 1-3. The information required by Items 1-3 are not required. See Item 4 below.

Item 4. The Cincinnati Financial Corporation Tax-Qualified Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedules as of December 31, 2002, prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference. Those Financial Statements and Schedules have been examined by Deloitte & Touche LLP, independent auditors as stated in their report appearing therein and incorporated herein by reference, and said Financial Statements and Schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan
(Name of Plan)

DATE: June 26, 2003

/s/ 
Gregory J. Ziegler
Vice President, Personnel

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
23	Consent of Deloitte & Touche LLP Independent Certified Public Accountants
99	Financial Statements for years ended December 31, 2002 and 2001 for Cincinnati Financial Corporation Tax-Qualified Savings Plan
99.1	Certification of Chief Executive Officer
99.2	Certification of Chief Financial Officer

Deloitte & Touche LLP
Suite 1900
250 East Fifth St.
Cincinnati, Ohio 45201-5340

Tel: (513) 784-7100
Fax: (513) 784-7204
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-49981 of Cincinnati Financial Corporation on Form S-8 of our report dated June 3, 2003, appearing in this Annual Report on Form 11-K of Cincinnati Financial Corporation Tax-Qualified Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

June 26, 2003

Cincinnati Financial Corporation Tax-Qualified Savings Plan

Financial Statements for the Years Ended December 31, 2002 and 2001 and Supplemental Schedule for the Year Ended December 31, 2002 and Independent Auditors' Report

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

TABLE OF CONTENTS

Schedules other than that listed above are not presented because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974.

Deloitte & Touche LLP
250 East Fifth Street
P.O.Box 5340
Cincinnati, Ohio 45201-5340

Tel: (513) 784-7100
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

Cincinnati Financial Corporation Tax-Qualified Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 3, 2003

Deloitte
Touche
Tohmatsu

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
INVESTMENTS—at fair value:	$22,173,634	$22,015,692
RECEIVABLES:		
Employee contributions	165,452	148,322
Accrued interest and dividends	2,923	1,929
Total receivables	168,375	150,251
NET ASSETS AVAILABLE FOR BENEFITS	$22,342,009	$22,165,943

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Investment income (loss):		
Net depreciation in fair value of investments	$ (4,809,025)	$ (2,125,252)
Interest and dividend income	268,263	575,333
Total investment income (loss)	(4,540,762)	(1,549,919)
Contributions—		
Employee contributions	5,229,916	4,607,785
Total additions	689,154	3,057,866
DEDUCTIONS—Distributions to participants	513,088	631,113
NET INCREASE	176,066	2,426,753
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	22,165,943	19,739,190
End of year	$ 22,342,009	$ 22,165,943

See notes to financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

The following brief description of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (Savings Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General—The Savings Plan is a defined contribution plan covering substantially all employees of Cincinnati Financial Corporation (Company) who have attained age 21. The Savings Plan commenced January 1, 1996 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions and Vesting—Participant contributions to the Savings Plan may be made on a pre-tax basis from 1% to 20% of the participant's earnings. Participants are fully vested at all times in their elective contributions plus earnings thereon. There is no Company match on participant contributions to the Savings Plan.

Participant Accounts—Each participant's account is credited with the participant's contribution and allocations of plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Distributions—The Savings Plan provides for benefits to be paid upon retirement, disability, death or separation other than retirement as defined by the Savings Plan document. Savings Plan benefits may be made in a lump sum of cash or shares of Company common stock.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Savings Plan to terminate the Savings Plan subject to the provisions of ERISA.

Loans—The Savings Plan has a loan feature under which active participants may borrow up to 50% of the current value of their account values (up to a maximum of $50,000) at a rate equal to the prime rate plus 1%. Loans are repayable via payroll deductions over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction within a reasonable period as defined by the Savings Plan. Principal and interest paid is credited to applicable funds in the borrower's account. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition—Investments are recorded at fair value. The Plan's investment in Company common stock (136,576 and 117,722 shares at December 31, 2002 and 2001, respectively) is valued at the closing price on an established security exchange. The Plan's mutual funds (funds) are valued by the fund manager, The Fifth Third Bank (the "Trustee"), based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each participating plan and participant's account by the Trustee.

Expenses of the Plan—Trustee fees and other expenses of the Savings Plan are paid by the Company.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 16, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan's sponsor believes the Plan is being operated in a manner that does not jeopardize the tax status and therefore, no provision for income taxes is recorded in the accompanying financial statements.

4. INVESTMENTS

The Plan provides for investments in various investment securities and these investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investments with market values representing 5% or more of the Plan's net asset available for benefits are as follows at December 31:

	2002	2001
Fountain Square Mid Cap Fund	$3,552,820	$4,320,729
Fountain Square Quality Growth Fund	5,877,030	7,466,389
Fountain Square Balanced Fund	2,603,379	2,661,032
Cincinnati Financial Corporation common stock	5,219,944	4,544,076
Fountain Square Institutional Bond Fund	1,445,794	

The net depreciation in fair value of investments by investment category is as follows for the years ending December 31:

	2002	2001
Mutual Funds	$ (4,704,450)	$ (2,033,376)
Cincinnati Financial Corporation common stock	(104,575)	(91,876)
Net depreciation in fair value of investments	$ (4,809,025)	$ (2,125,252)

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Plan's trustee or common stock of the Plan Sponsor. Therefore these transactions qualify as party-in-interest transactions.

* * * * * *

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(SCHEDULE H PART IV LINE 4i OF FORM 5500)
DECEMBER 31, 2002

Identity of Issuer	Description of Asset	Fair Value
*Fifth Third Funds	Fountain Square Mid Cap Fund	$ 3,552,820
*Fifth Third Funds	Fountain Square Quality Growth Fund	5,877,030
*Fifth Third Funds	Fountain Square Balanced Fund	2,603,379
*Fifth Third Funds	Fountain Square Institutional Bond Fund	1,445,794
*Fifth Third Funds	Fountain Square International Equity Fund	836,111
*Fifth Third Funds	Fountain Square U.S. Government Securities Fund	1,113,722
*Fifth Third Funds	Stable Value Fund	993,705
*Fifth Third Funds	Technology Fund	227,596
*Cincinnati Financial Corporation	Common stock	5,219,944
Participant Loans	Interest rates ranged from 5.75% to 5.25% (maturities through May 2030)	303,533
		$22,173,634

EXHIBIT 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

In connection with the filing with the Securities and Exchange Commission of the Annual Report for Cincinnati Financial Corporation Tax-Qualified Savings Plan on Form 11-K for the period ending December 31, 2002, I, John J. Schiff, Jr., Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge: (1) the annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) the information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 26, 2003

\s\John J. Schiff, Jr.
John J. Schiff, Jr., Chairman, President and
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Cincinnati Financial Corporation and will be retained by Cincinnati Financial Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

In connection with the filing with the Securities and Exchange Commission of the Annual Report for Cincinnati Financial Corporation Tax-Qualified Savings Plan on Form 11-K for the period ending December 31, 2002, I, Kenneth W. Stecher, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge: (1) the annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) the information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 26, 2003

\s\Kenneth W. Stecher
Kenneth W. Stecher, Sr. Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Cincinnati Financial Corporation and will be retained by Cincinnati Financial Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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